

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2018

Daniel Herzog
Chief Financial Officer
Clearfield, Inc.
7050 Winnetka Avenue North, Suite 100
Brooklyn Park, MN 55428

> **Re: Clearfield, Inc.**
> **Form 10-K**
> **Filed November 15, 2017**
> **File No. 000-16106**

Dear Mr. Herzog:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Telecommunications